Hartford Funds Distributors, LLC

(A Wholly Owned Subsidiary of
Hartford Funds Management Group, Inc.)

(SEC I.D. No. 8-51290)

Statement of Financial Condition as of
December 31, 2023, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Regulation 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51290

ANNUAL REPORTS
FORM X-17A-5
PART III
FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hartford Funds Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivates dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 Lee Road
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING
Andrew DiValerio 610-386-7847 (Area Code – Telephone No.) andrew.divalerio@hartfordfunds.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports is contained in this filing*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza, (Address) New York (City) NY (State) 10112-0015 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HARTFORD FUNDS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

TABLE OF CONTENTS

This report** contains the following information:
(Check all applicable boxes)

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AFFIRMATION

I, Andrew DiValerio swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hartford Funds Distributors, LLC (the "Company") as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Andrew DiValerio
VP and Controller

Subscribed to before me this day of February 27, 2024

Notary Public

Commonwealth of Pennsylvania - Notary Seal
LISA PICKELL - Notary Public
Chester County
My Commission Expires December 17, 2027
Commission Number 1238710

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Hartford Funds Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hartford Funds Distributors, LLC (the “Company”) as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2024

We have served as the Company's auditor since 2002.

HARTFORD FUNDS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
($ in thousands)

Assets		
Cash and cash equivalents	$	90,913
Prepaid commissions		3,142
Receivables:		
Hartford Funds		2,087
Affiliates		284
Other assets		2,190
Total assets	$	98,616
Liabilities and Member's Equity		
Accrued compensation and benefits	$	20,116
Accrued expenses and other liabilities		12,830
Due to affiliates		8,199
Total liabilities		41,145
Member's capital		29,906
Accumulated earnings		27,565
Total member's equity		57,471
Total liabilities and member's equity	$	98,616

See notes to financial statement.

1. ORGANIZATION

Hartford Funds Distributors, LLC (the “Company” or “HFD”) is a single member Limited Liability Company and a wholly owned subsidiary of Hartford Funds Management Group, Inc. (“HFMG”), whose ultimate parent is The Hartford Financial Services Group, Inc. (“The Hartford” or “Parent”).

HFD is a registered broker-dealer with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”). The Company is a limited purpose broker-dealer and agent for the sale and distribution of shares of capital stock of Hartford Mutual Funds, Inc., Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc. and Hartford Schroders Private Opportunities Fund (collectively, “Hartford Funds”) as well as the distribution of Hartford Funds 529 Plan products. These shares are directly advised or serviced by HFMG and its consolidated subsidiaries.

The Company also assists in the marketing and promotion of shares of capital stock for Lattice Strategies Trust and Hartford Funds Exchange-Traded Trust (collectively, “ETFs”) which are distributed by an unaffiliated independent broker-dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates — The Financial Statement is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Significant estimates in the Company’s Financial Statement include equity-based compensation and the consideration of contingent liabilities. Actual results could differ from those estimates.

Future Adoption of New Accounting Standards

Income Tax Disclosures - The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures primarily for the income tax rate reconciliation and income taxes paid. The Company is required to provide the new disclosure annually beginning with the December 31, 2025, financial statement. Disclosures are required to be provided on a prospective basis. Early adoption in an annual period and retrospective application is permitted. The Company is currently evaluating the disclosure impact of the new guidance. Although our assessment is ongoing, preliminary analysis suggests that the adoption of this guidance is not expected to materially affect our financial statement.

Cash and Cash Equivalents — Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and highly liquid, short-term money market securities redeemable on demand.

The Company maintains its cash balances with major national depository institutions, in amounts which may at times exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should these financial institutions be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk on such deposits.

Prepaid Commissions — Prepaid commissions are paid to external broker-dealers on sales of class A and C shares of Hartford Funds. The Company recovers certain prepaid commissions through monthly receipt of distribution fees, as discussed further below in Revenue Recognition, from Hartford Funds or through early redemption of shares within the contingent deferred sales charge ("CDSC") period. Prepaid commissions resulting from sale of shares of Hartford Funds are amortized on a straight-line basis over a 12 to 18 month period depending on the share class. Such Class A commissions are associated with payments made when the customer is not required to pay a sales load, typically for purchases that exceed a specified investment level. The Company reviews the recoverability of prepaid commissions on a quarterly basis and as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjusts them accordingly. Based upon the Company's assessment as of December 31, 2023, no impairment occurred.

Receivables from Hartford Funds — Receivables from Hartford Funds include distribution fees and are carried at cost.

Receivables from Affiliates and Due to Affiliates — Amounts due from affiliates primarily include receivables from Hartford Funds Management Company, LLC ("HFMC"), a wholly-owned subsidiary of HFMG, for related party services, as discussed further below in Revenue Recognition. Amounts due to affiliates primarily include payables to Parent for general operating expenses and taxes payable.

Income Taxes — The Company is a limited liability company which allows it to be disregarded as a separate legal entity under federal and certain state income tax requirements such that operating activities are considered those of its Parent company and is included in its Parent's consolidated federal income tax return and certain combined state income tax returns. The Company elects to include amounts of The Hartford's current and deferred taxes in its financial statement as described in ASU 2019-12. However, the Company and The Hartford have entered into a tax sharing agreement under which each member in The Hartford's consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the Hartford's consolidated tax return. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the entities included in The Hartford's consolidated Federal income tax return are able to recognize (or currently use) the related deferred tax asset or attribute. Thus, the need for a valuation allowance is determined at The Hartford's consolidated return level rather than at the level of the individual entities comprising the consolidated group. It was determined that no valuation allowance was necessary as of December 31, 2023, as the consolidated group believes it is more likely than not that the deferred tax assets will be fully realized.

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Revenue Recognition— The Company earns revenue primarily by providing distribution and underwriter services to Hartford Funds. Revenue is recognized for each distinct performance obligation identified in contracts with customers when the performance obligation has been satisfied by providing services.

Distribution fees include fees promulgated under the Investment Company Act of 1940 (“Rule 12b-1”) which are collected over time in connection with activities intended to result in the sale of Hartford Funds. Distribution fees are recorded as revenue in the period when the performance obligation is satisfied and are presented gross of commission expense incurred from external broker-dealers in the Company’s role as principal as it controls the delegated services provided to customers. Hartford Funds and Hartford Funds 529 Plan products allow for payment to the Company of 0.25% to 1.00% of average daily net assets under management on various share classes on an annual basis. Distribution fees are assessed based on average daily net assets values from Hartford Funds, which are recorded in the period in which the services are provided and collected monthly.

The Company has a Related Party Services Agreement (the “Related Party Agreement”) with HFMC. Under the terms of the Related Party Agreement, HFMC compensates the Company for providing distribution, shareholder support, administrative and other services in support of the Company’s role as the exclusive selling agent and principal underwriter. Related party services are earned in the period in which services are performed and are paid monthly pursuant to the terms of the respective contractual agreement.

Underwriter concessions are earned on the sale of class A shares of Hartford Funds. Upon purchase of class A shares, the shareholder is required to pay the initial sales charge of up to 5.50% to the selling-broker and an underwriter concession to HFD of up to 0.75% of the dollar value of the shares purchased. The sales charge for class A shares typically declines as the shareholder’s investment amount increases. Revenue from underwriting concessions is deemed fixed amounts and are presented net, as the Company is responsible for arranging the underwriting fees of the Hartford Funds while third party selling firms are responsible for sales of the shares to investors. These underwriting concessions are recognized on the trade date as sales of Hartford Funds’ shares occur and are collected daily.

Distribution fees are considered variable and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Fluctuations in equity markets, volume and mix of sales and redemptions of Hartford Funds, and other changes to the composition of assets under management are all factors that ultimately have a direct effect on revenue earned.

3. INVESTMENTS

During the year, the Company held investments in sponsored products in Hartford Funds and ETFs. Investments in sponsored products included equity securities and equity method investments. The Company had not entered into any explicit agreement to invest or maintain any investment in such Hartford Funds or ETFs.

The Company had no right to the consolidated sponsored products' assets, other than its direct equity investments in them and fees earned from them. The shareholders of the consolidated sponsored products had no recourse to the Company's assets beyond the level of its direct investment, therefore the Company had no other risks associated with the consolidated sponsored products' liabilities.

Consolidated investment products consisted of investments in sponsored products in which the Company had a controlling financial interest. The Company had a controlling financial interest when it owned a majority of the voting interest in a voting interest entity ("VOE").

During the year, the Company transferred, at fair value, for cash consideration several of its investments in sponsored products to HFMC. Of the investments, the Company had previously consolidated one investment that was deconsolidated as part of the transfer. The Company has no retained investment in the sponsored products.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company carries certain financial assets and liabilities at estimated fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The Company's fair value framework includes a hierarchy that gives the highest priority to the use of quoted prices in active markets, followed by the use of market observable inputs, followed by the use of unobservable inputs:

Level 1 Fair values based primarily on unadjusted quoted prices for identical assets or liabilities, in active markets that the Company has the ability to access at the measurement date.

Level 2 Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

Level 3 Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Company's best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

The Company will classify the financial asset or liability by level based upon the lowest level input that is significant to the determination of the fair value. In most cases, both observable inputs (e.g., changes in interest rates) and unobservable inputs (e.g., changes in risk assumptions) are used to determine fair values that the Company has classified within Level 3.

The following table presents assets measured or disclosed at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3	NAV as a Practical Expedient
Money market securities	89,486	89,486	-	-	-
Total financial assets	$ 89,486	$ 89,486	$ -	$ -	$ -

The fair value of money market securities are determined using unadjusted quoted prices for identical assets in active markets.

For the period ended December 31, 2023 there were no transfers in or out of level 3.

Money market securities are reported in cash and cash equivalents on the Statement of Financial Condition.

5. TRANSACTIONS WITH RELATED PARTIES

Transactions with Hartford Funds

A significant portion of the Company’s revenue is earned from the sale and distribution of Hartford Funds. Contracts with Hartford Funds are subject to annual review and approval by each fund’s Board of Trustees.

Transactions with Affiliates

Amounts Due to affiliates include $1,202 for federal income taxes and $6,997 for general operating expenses.

Transactions with affiliates may not be inclusive of all economic benefits received from or provided to the Parent or affiliates. Transactions with affiliates are settled monthly with cash transfers.

6. BENEFIT PLANS

Substantially all U.S. employees of the Company are eligible to participate in The Hartford Investment and Savings Plan under which designated contributions may be invested in a variety of investments. The Company's contributions include a non-elective contribution of 2.0% of eligible compensation and a dollar-for-dollar matching contribution of up to 6.0% of eligible compensation contributed by the employee each pay period. The Company also maintains a non-qualified savings plan, The Hartford Excess Savings Plan, with the dollar-for-dollar matching contributions of employee compensation in excess of the amount that can be contributed under the tax-qualified Investment and Savings Plan. An employee's eligible compensation includes overtime and bonuses but is limited to $1,000 annually for the Investment and Savings Plan and Excess Savings Plan combined.

7. INCOME TAXES

The Hartford and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions as applicable.

Deferred tax asset of $284 is included in amounts due to affiliates on the Statement of Financial Condition. At December 31, 2023, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

Management has assessed the need for a valuation allowance against its deferred tax asset based on tax character and jurisdiction. In making the assessment, management considered future taxable temporary difference reversals, future taxable income exclusive of reversing temporary differences, the ability to hold assets to recovery, and carryovers, taxable income in

open carry back years and other tax planning strategies which management views as prudent and feasible.

The Company is not currently under federal audit. The Company believes that adequate provision has been made in the financial statement for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 (“IRA”) which is generally effective for years beginning after December 31, 2022. Notably, the bill created a 15% corporate alternative minimum tax (“CAMT”) on corporations with three-year average financial statement income over $1 billion. The Internal Revenue Service has issued some preliminary guidance and is expected to release more detailed proposed regulations in the coming year. The Hartford has made certain interpretations and assumptions to comply with the CAMT. While The Hartford's financial statement income is over $1 billion, it is not expected The Hartford would have a CAMT liability. If The Hartford paid CAMT in the future, the amount would be indefinitely available as a credit carryforward that would reduce tax in future years and would be treated as a temporary item reflected within deferred taxes. Additionally effective for 2023, The Hartford's tax allocation agreement was amended to provide provisions for CAMT. And as such, The Company is excluded from charges for any portion of The Hartford's CAMT, if any, under the tax allocation agreement and thus would not be allocated any portion of The Hartford's CAMT liability or credit carryovers.

8. CAPITAL RESERVE REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC’s Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash membership interest if its ratio of aggregate indebtedness to net capital is greater than 10:1.

Advances to The Hartford and its affiliates, member interest payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

Net capital information is presented in the following table as of December 31, 2023:

Required net capital	$	2,743
Net capital	$	47,978
Ratio of aggregate indebtedness to net capital		0.86:1

9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and customary indemnifications. The Company’s maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on their experience to date, the Company expects the risk of loss to be remote.

10. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 28, 2024, the date this financial statement was available for issuance. No events were noted that were required to be recorded or disclosed in the financial statement.

* * * * * *